UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

AMCOL International Corporation

(Name of Subject Company (Issuer))

Imerys Minerals Delaware, Inc.

an indirect wholly owned subsidiary of

Imerys SA

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class Of Securities)

02341W103

(CUSIP Number of Class of Securities)

Denis Musson

Vice-President, General Counsel & Company Secretary

Imerys SA

154 rue de l’Université

75007 Paris, France

+ 33 (0) 1 49 55 63 00

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Kenneth M. Wolff

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$1,543,854,614	$198,849
(1)

The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $45.25 (i.e., the per share tender offer price) by (y) the sum of (a) 32,501,070, the number of shares of common stock issued and outstanding, plus (b) 994,756, the number of shares of common stock issued with respect to outstanding stock options, plus (c) 397,778, the number of shares of common stock to which stock appreciation rights were issued, plus (d)

129,300, the number of shares of common stock that were subject to restricted stock unit awards, plus (e) 95,430 phantom shares of common stock credited under a deferred compensation plan. The foregoing share figures have been provided by the issuer to the offerors and are as of February 11, 2014, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $198,849	Filing Party: Imerys Minerals Delaware, Inc; Imerys SA
Form or Registration No.:	Date Filed: February 20, February 27 and March 5, 2014
Schedule TO-T, Schedule TO-T/A,
Schedule TO-T/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 20, 2014, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on February 27, 2014 and by Amendment No. 2 thereto filed with the Securities and Exchange Commission on March 5, 2014 (together with this Amendment and any subsequent amendments and supplements thereto, collectively the “Schedule TO”) and relates to the offer of Imerys Minerals Delaware, Inc., a Delaware corporation (the “Purchaser”), an indirect wholly owned subsidiary of Imerys SA, a corporation organized under the laws of France (“Imerys”), to purchase all outstanding shares of common stock, par value $0.01 per share (each a “Share”), of AMCOL International Corporation, a Delaware corporation (“AMCOL” or the “Company”), at a price of $45.25 per Share, net to the seller in cash, without interest (the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase of Imerys and the Purchaser, dated February 20, 2014 (as it may be amended or supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of the Purchaser and Imerys. All information set forth in the Offer to Purchase is incorporated by reference in answers to Items 1 through 11 in the Schedule TO, except as to those items as to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEMS 1–11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by:

Amending and supplementing the information set forth in Section 11 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with AMCOL,” by reason of the termination of the Merger Agreement by AMCOL and the withdrawal of the Offer by Imerys and the Purchaser, by adding the following paragraphs at the end of the section:

“On March 6, 2014, Imerys received a Notice of Adverse Recommendation Change from AMCOL which stated that AMCOL had received a revised, unsolicited proposal from MTI to acquire all of AMCOL’s outstanding Shares at a price per Share of $45.75 in cash (the “Fourth MTI Proposal”), and that the AMCOL Board had determined in good faith, after consultation with its outside legal counsel and financial advisors, that the Fourth MTI Proposal constitutes a Superior Proposal (as defined in Section 12—“The Transaction Agreements”). Pursuant to the Merger Agreement, Imerys and the Purchaser had an option to negotiate with the AMCOL Board to make adjustments to the terms and conditions of the Merger Agreement. Imerys and the Purchaser decided not to enter into such negotiations.

On March 10, 2014, Imerys received a Notice of Termination of Merger Agreement from AMCOL which stated that AMCOL had terminated the Merger Agreement to accept and enter into a binding agreement with respect to the Fourth MTI Proposal.

On March 10, 2014, Imerys issued a press release announcing the termination by AMCOL of the Merger Agreement, pursuant to which the Offer was made, according to the terms of the Merger Agreement.

On March 10, 2014, Imerys and the Purchaser withdrew the Offer as a result of the termination of the Merger Agreement rendering a condition to the Offer incapable of being satisfied. No Shares were purchased by the Purchaser or Imerys pursuant to the Offer and all Shares previously tendered and not withdrawn will be promptly returned. The full text of the press release issued by Imerys on March 10, 2014 is filed as Exhibit (a)(1)(J) hereto and is incorporated herein by reference.”

Amending and supplementing the information set forth in the section entitled “The Merger Agreement” in Section 12 of the Offer to Purchase entitled “The Transaction Agreements” by adding the following paragraph immediately prior to the section entitled “The Merger Agreement–The Offer”:

“On March 8, 2014, Imerys, the Purchaser and AMCOL executed a third amendment to the Merger Agreement, pursuant to which the parties changed references from Imerys to the Purchaser in certain termination provisions and reduced the initial Notice Period (as defined below) from four business days to one business day.”

Amending and replacing all references to “four business days” with “one business day” in the ninth paragraph of the section entitled “The Merger Agreement—Non-Solicitation Provisions; Change in Recommendation” in Section 12 of the Offer to Purchase entitled “The Transaction Agreements”.

Amending and restating in its entirety the section entitled “The Merger Agreement—Termination” in Section 12 of the Offer to Purchase entitled “The Transaction Agreements” to read as follows:

“Termination. The Merger Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time:

•	by the mutual written consent of Imerys and AMCOL; or

•	by either of Imerys or AMCOL:

•	if the Offer Acceptance Time has not occurred by August 11, 2014 (the “End Date”) (provided that this termination right will not be available to any party whose failure to perform its obligations under the Merger Agreement has been the cause of the failure of the Offer to have been consummated) (an “End Date Termination”); or

•	if any Restraint having the effect of enjoining, restraining, preventing or prohibiting consummation of the Merger or the other transactions contemplated by the Merger Agreement or making the consummation of the Merger illegal shall be in effect and shall have become final and non-appealable (provided that this termination right shall not be available to a party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such party to perform any of its obligations under the Merger Agreement);

•	by Imerys, at any time prior to the Offer Acceptance Time:

•	if AMCOL breaches or fails to perform any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach or failure to perform (i) would reasonably be expected to result in a failure of any of the conditions defined and described in Section 15—“Conditions of the Offer” and (ii) cannot be cured by AMCOL by the End Date or, if capable of being cured, has not been cured within thirty calendar days following receipt of written notice from Imerys of Imerys’ intention to terminate the Merger Agreement and the basis for such termination (a “Breach Termination”); provided that Imerys will not have the right to terminate the Merger Agreement pursuant to this provision if it is then in material breach of any representations, warranties, covenants or other agreements thereunder;

•	if the AMCOL Board has effected an AMCOL Adverse Recommendation Change (a “Changed Recommendation Termination”); or

•	if AMCOL has failed materially and knowingly to comply with its non-solicitation covenants pursuant to the Merger Agreement (a “Non-Solicitation Violation Termination”);

•	by AMCOL, at any time prior to the Offer Acceptance Time:

•	if Imerys or the Purchaser breaches or fails to perform any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach or failure to perform (i) has resulted in a Parent Material Adverse Effect and (ii) cannot be cured by Imerys or the Purchaser by the End Date or, if capable of being cured, has not been cured within thirty calendar days following receipt of written notice from Imerys of Imerys’ intention to terminate the Merger Agreement and the basis for such termination; provided that AMCOL will not have the right to terminate the Merger Agreement pursuant to this provision if it is then in material breach of any representations, warranties, covenants or other agreements thereunder; or

•	in order to enter into, concurrently with the termination of the Merger Agreement, a definitive acquisition agreement relating to a transaction that is a Superior Proposal, in compliance with the Merger Agreement provisions regarding non-solicitation; provided that this termination right shall not be available to AMCOL if prior thereto AMCOL shall have materially breached any of the non-solicitation provisions or if AMCOL has not paid the Termination Fee (as defined below) to the Purchaser or caused the Termination Fee to be paid to Purchaser in accordance with the terms of the Merger Agreement (provided that the Purchaser shall have provided wiring instructions for such payment or, if not, then such payment shall be paid promptly following the delivery of such instructions) (a “Superior Proposal Termination”).”

Amending and restating in its entirety the section entitled “The Merger Agreement—Termination Fee” in Section 12 of the Offer to Purchase entitled “The Transaction Agreements” to read as follows:

“Termination Fee. The Merger Agreement contemplates that a termination fee of $39,000,000 (the “Termination Fee”) will be payable by AMCOL to the Purchaser if AMCOL terminates the Merger Agreement pursuant to a Superior Proposal Termination.

The Termination Fee will be payable by AMCOL to Imerys under the following circumstances:

•	if Imerys terminates the Merger Agreement pursuant to a Changed Recommendation Termination; or

•	if the Merger Agreement is terminated (i) (x) by Imerys or AMCOL pursuant to an End Date Termination or (y) by Imerys pursuant to a Breach Termination or Non-Solicitation Violation Termination, (ii) a Takeover Proposal shall have been publicly disclosed after the date of the Merger Agreement and prior to the date of such termination, and (iii) within twelve months of the date the Merger Agreement is terminated, AMCOL enters into or consummates a transaction constituting a Takeover Proposal (provided that for purposes of clause (iii) of this paragraph, the references to “15%” in the definition of Takeover Proposal shall be deemed to be references to “50%”), then AMCOL shall pay or cause to be paid as directed by Imerys the Termination Fee on the date of consummation of such transaction but in no event later than eighteen months after the date of the termination of the Merger Agreement, irrespective of whether the Takeover Proposal has been consummated.

Pursuant to the Merger Agreement, in no event will AMCOL be required to pay the Termination Fee on more than one occasion. Notwithstanding anything to the contrary in the Merger Agreement, except with respect to a material and willful breach of the non-solicitation obligations of AMCOL (and not its representatives) under the Merger Agreement in which case any further liability shall be limited to the amount of Imerys’ or the Purchaser’s or their respective subsidiaries’ costs and expenses arising out of or relating to the Transactions, including, but not limited to, those incurred in connection with enforcing Imerys’ or the Purchaser’s or their respective subsidiaries’ rights under the Merger Agreement, payment of fees to any of their representatives as relates to the Transactions and any financing arrangements or activities related to the Transactions, the parties agreed that the payment of the Termination Fee is the sole and exclusive remedy available to Imerys and the Purchaser with respect to the Merger Agreement and the Transactions in the event any such payment becomes due and payable, and, upon payment of the Termination Fee, AMCOL (and AMCOL’s affiliates and its and their respective directors, officers, employees, stockholders and representatives) shall have no further liability to Imerys and the Purchaser under the Merger Agreement.”

Amending and restating in its entirety the section entitled “Legal Proceedings” in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” to read as follows:

“On February 18, 2014, a suit captioned Coyne v. AMCOL International Corporation, et al., Case No. 2014-CH-02849 was filed in the Circuit Court of Cook County, Illinois, County Department, Chancery Division. The suit is a purported class action brought on behalf of the stockholders of AMCOL. The complaint alleges that AMCOL and its directors breached fiduciary duties in connection with the proposed transaction which plaintiff alleges does not appropriately value AMCOL, was the result of an inadequate process and includes preclusive deal protection devices. The complaint also claims that Imerys and the Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint purports to seek unspecified damages and injunctive relief. On March 4, 2014, AMCOL filed a motion to dismiss the complaint.

On February 21, 2014, a suit captioned Halberstam v. AMCOL International Corporation, et al., C.A. No. 9381-VCL was filed in the Delaware Court of Chancery. The suit is a purported class action brought on behalf of the stockholders of AMCOL. The complaint alleges that AMCOL’s directors breached fiduciary duties in connection with the proposed transaction which plaintiff alleges does not appropriately value AMCOL, was the product of an inadequate process and includes preclusive deal protection devises. The complaint also claims that AMCOL, Imerys and the Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint purports to seek unspecified damages, injunctive relief, and, in the event the proposed transaction is consummated, rescission of the proposed transaction or rescissory damages. On February 28, 2014, Imerys and the Purchaser answered the complaint.

On February 25, 2014, a suit captioned City of Monroe Employees’ Retirement System v. AMCOL International Corporation, et al., Case No. 2014-CH-3236 was filed in the Circuit Court of Cook County, Illinois, County Department, Chancery Division. The suit is a purported class action brought on behalf of the stockholders of AMCOL. The complaint alleges that AMCOL’s directors breached fiduciary duties in connection with the proposed transaction which plaintiff alleges does not appropriately value AMCOL, was the result of an inadequate process and includes preclusive deal protection devices. The complaint also claims that AMCOL, Imerys and the Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint purports to seek declaratory relief, injunctive relief and, in the event that the proposed transaction is consummated, rescission of the proposed transaction. On February 27, 2014, the plaintiff filed a motion for expedited discovery and a brief in support of that motion. On March 4, 2014, AMCOL filed a motion to dismiss the complaint.

On March 4, 2014, a suit captioned Guidone v. AMCOL International Corporation, et al., Case No. 2014-CH-03751 was filed in the Circuit Court of Cook County, Illinois, County Department, Chancery Division. The complaint alleges that AMCOL’s directors breached fiduciary duties in connection with the proposed transaction which plaintiff alleges does not appropriately value AMCOL, was the result of an inadequate process and includes preclusive deal protection devises. The complaint also claims that Imerys and the Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint purports to seek monetary damages, injunctive relief, and, in the event that the proposed transaction is consummated, rescission of the proposed transaction or rescissory damages.

Imerys, the Purchaser and AMCOL believe the claims are without merit and intend to defend against them vigorously.”

ITEM 12.	EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits thereto:

(a)(1)(J)	Press Release issued by Imerys on March 10, 2014.*

(d)(7)	Amendment No. 3 to Agreement and Plan of Merger, dated as of March 8, 2014, by and among Imerys, the Purchaser and AMCOL (incorporated by reference to Exhibit 2.2 to AMCOL’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 10, 2014).

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2014

IMERYS MINERALS DELAWARE, INC.

By:	/s/ Denis Musson
Name:	Denis Musson
Title:	President

IMERYS SA

By:	/s/ Denis Musson
Name:	Denis Musson
Title:	Vice-President, Group General Counsel & Company Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated February 20, 2014.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.

(a)(1)(G)	Form of Summary Advertisement as published in The Wall Street Journal on February 20, 2014.

(a)(1)(H)	Press Release issued by Imerys on February 26, 2014.

(a)(1)(I)	Press Release issued by Imerys on March 4, 2014.

(a)(1)(J)	Press Release issued by Imerys on March 10, 2014.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by Imerys on February 12, 2014 originally filed as Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 12, 2014, which is incorporated by reference herein.

(a)(5)(B)	Communication published by Imerys on Imerys Group Intranet on February 12, 2014, originally filed as Exhibit (a)(5)(B) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 12, 2014, which is incorporated by reference herein.

(a)(5)(C)	Investor Presentation published by Imerys on February 12, 2014, originally filed as Exhibit (a)(5)(C) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 12, 2014, which is incorporated by reference herein.

(a)(5)(D)	Presentation to AMCOL employees made by Imerys on February 12, 2014, originally filed as Exhibit (a)(5)(D) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 12, 2014, which is incorporated by reference herein.

(a)(5)(E)	Transcript of Imerys Earnings Call on February 13, 2014, originally filed as Exhibit (a)(5)(E) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 18, 2014, which is incorporated by reference herein.

(a)(5)(F)	Press Release issued by Imerys on February 17, 2014, originally filed as Exhibit (a)(5)(F) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 18, 2014, which is incorporated by reference herein.

(a)(5)(G)	Transcript of Imerys Investor Call on February 12, 2014, originally filed as Exhibit (a)(5)(G) to the Tender Offer Statement on Schedule TO-C filed by Imerys and the Purchaser with the Securities and Exchange Commission on February 18, 2014, which is incorporated by reference herein.

(a)(5)(H)	Press Release issued by Imerys on February 20, 2014.

(b)(1)	Facility Agreement, dated as of February 11, 2014, by and among Imerys, Morgan Stanley Bank International Limited as mandated lead arranger, bookrunner, original lender and agent.

(d)(1)	Agreement and Plan of Merger, dated as of February 11, 2014, by and among AMCOL, Imerys and the Purchaser, originally filed as Exhibit 2.1 to AMCOL’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 12, 2014, which is incorporated by reference herein.

(d)(2)	Confidentiality Agreement, dated as of December 12, 2013, between Imerys and AMCOL.

(d)(3)	Letter Confidentiality Agreement, dated as of February 2, 2014, between Imerys and AMCOL.

(d)(4)	Exclusivity Agreement, dated as of February 2, 2014, between Imerys and AMCOL, originally filed as Exhibit (e)(4) to AMCOL’s Schedule 14D-9 filed with the Securities and Exchange Commission on February 20, 2014, which is incorporated by reference herein.

(d)(5)	Amendment No. 1 to Agreement and Plan of Merger, dated as of February 26, 2014, by and among Imerys, Purchaser and AMCOL (incorporated by reference to Exhibit 2.1 to AMCOL’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 27, 2014).

(d)(6)	Amendment No. 2 to Agreement and Plan of Merger, dated as of March 4, 2014, by and among Imerys, Purchaser and AMCOL (incorporated by reference to Exhibit 2.1 to AMCOL’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2014).

(d)(7)	Amendment No. 3 to Agreement and Plan of Merger, dated as of March 8, 2014, by and among Imerys, the Purchaser and AMCOL (incorporated by reference to Exhibit 2.2 to AMCOL’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 10, 2014).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.